RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

June 16, 2016

MailStop 3561

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:        Mara L. Ransom, Assistant Director of Consumer Products

                        Daniel Porco

Re:      HyGen Industries, Inc.

Pre-Effective Amendment Number Two

            Offering Statement on Form 1-A

            Filed January 25, 2016

            File No. 024-10518

Dear Commission:

            Enclosed for filing on behalf of HyGen Industries, Inc. (the "Company") is Pre-Effective Amendment Number Two to the above referenced Offering Statement on Form 1-A, redlined to show changes from the previous filing.  The following are our responses to the comments in your letter to Paul Staples, Chief Executive Officer of the Company, dated May 24, 2016.

1-A: Item 1. Issuer Information

Financial Statements

Balance Sheet Information

1.  Construction in-progress is not presented in the property, plants and equipment line item of the balance sheet.  According to our research, there is a lack of authoritative guidance within US GAAP that specifies the applicable accounting for government grants related to "for profit" entities.  Accordingly, general practice is to follow the guidelines of IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, for determining appropriate accounting for government grants.

IAS 20 states as follows in pertinent part: "Government grants are recognised in profit or loss on a systematic basis over the periods in which the entity recognises expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset."

Management chose to deduct the grant monies received from the carrying value of the asset under the guidance of IAS 20.

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992     Facsimile (310) 393-2004

United States

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2016

Part II

Cover Page

2.   In the last paragraph on the cover page, we add a sentence indicating that all investor funds will immediately be available to us upon the commencement of this offering.

Use of Proceeds, page 5

3.  We have revised the Footnote 1 to the table on page 6 of the Offering Circular to individually enumerate the estimated amount of proceeds to be used for each activity listed.  We also added a footnote to that table to disclose the items that comprise "syndication costs."

4.  We have revised the table on page 6 of the Offering Circular to reflect the estimated use of the net proceeds of the offering instead of the gross proceeds of the offering.

5.   We have updated our use of proceeds table to reflect the payment of the bridge note.

Business

Plan of Operations, page 6

6.  We have further revised our disclosure on the second page F-6 (i.e. of the footnotes to the unaudited financial statements as of December 31, 2015) to make it clear that the CEC has reduced the grant by $56,800.  The same modified disclosure is not made to the similar footnote to the audited financial statements as of June 30, 2015 because they are audited and issued on November 9, 2015, before the fact was known.

7.  On page 7 of the Offering Circular, we further discuss the nature and type of "in-kind" contributions that have been committed.  We have also added the following exhibits to the Offering Statement illustrating the "in-kind" commitments for contributions:

Exhibit No.	Description of Exhibit

6.6	Letter from Giner, Inc., dated October 1, 2014

6.7	Letter from RIX Industries, dated July 25, 2014

6.8	Letter from CP Industries, dated July 16, 2014

Plan of Distribution, page 39

8.       We have removed reference to independent consultants in the plan of distribution disclosures in the Offering Circular (see page 39 and footnote 1 to the cover page of the Offering Circular).

United States

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2016

9.  We have modified reference to the officers, directors and employees of the Company in the plan of distribution disclosure in the Offering Circular (see page 39 and footnote 1 to the cover page of the Offering Circular).

10. We have clarified the plan of distribution disclosure in the Offering Circular to indicate that currently, we plan to make the offering exclusively through the StartEngine portal and not to utilize finders, broker-dealers or Company employees, although we may change this policy in the future (see page 39 and footnote 1 to the cover page of the Offering Circular).

Management's Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 42

            We have clarified on page 42 of the Offering Circular that we must raise more than $3,300,000 in order to have sufficient net capital from the offering to build all three stations.

Signatures

In the second signature block, we have added Richard Capua's title of President to his signature line.

Very Truly Yours,

Mark J. Richardson

cc:        Richard Capua, President

            Paul Dillon, Chief Financial Officer